UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: March 7, 2017

Commission File Number 001-34153

GLOBAL SHIP LEASE, INC.

(Exact name of Registrant as specified in its Charter)

c/o Portland House,

Stag Place,

London SWIE 5RS,

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101 (b)(1).    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101 (b)(7).    Yes  ☐    No  ☒

Information Contained in this Form 6-K Report

Attached hereto as Exhibit I is a press release dated March 7, 2017 of Global Ship Lease, Inc. (the “Company”) reporting the Company’s financial results for the three months and year ended December 31, 2016. Attached hereto as Exhibit II are the Company’s interim unaudited consolidated financial statements for the three months and year ended December 31, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.

Date: March 7, 2017	By:	/s/ Ian J. Webber
Ian J. Webber
Chief Executive Officer

EXHIBIT I

Investor and Media Contacts:

The IGB Group

Bryan Degnan

646-673-9701

or

Leon Berman

212-477-8438

Global Ship Lease Reports Results for the Fourth Quarter of 2016

LONDON, ENGLAND — March 7, 2017 - Global Ship Lease, Inc. (NYSE:GSL) (the “Company”), a containership charter owner, announced today its unaudited results for the three months and year ended December 31, 2016.

Fourth Quarter and Year Highlights

•	Reported operating revenues of $41.4 million for the fourth quarter 2016. Operating revenues for the year ended December 31, 2016 were $166.5 million

•	Reported net loss(1) of $55.1 million for the fourth quarter 2016, after a non-cash impairment charge of $63.1 million. For the year ended December 31, 2016, net loss was $68.2 million after a $92.4 million non-cash impairment charge

•	Generated $28.6 million of Adjusted EBITDA(2) for the fourth quarter 2016. Adjusted EBITDA for the year ended December 31, 2016 was $114.7 million

•	Normalized net income (1)(2), excluding the non-cash impairment charge, was $6.1 million for the fourth quarter 2016. Normalized net income was $22.4 million for the year ended December 31, 2016

•	Retired $53.9 million of bonds and $9.5 million of other debt; reduced net debt to Adjusted EBITDA from 4.0 times at end 2015 to 3.3 times at end 2016

Ian Webber, Chief Executive Officer of Global Ship Lease, stated, “In 2016, we maintained a strong focus on maximizing the profitability of our long-term, fixed-rate time charters and ensuring our insulation and resilience in the face of a challenging market environment. Throughout the year, we made progress in reducing our vessel operating costs, successfully extending the contract durations of two of our vessels chartered to CMA CGM, and meaningfully strengthening our balance sheet.”

Mr. Webber continued, “While the overall market continues to experience significant pressure, we remain encouraged by the longer-term prospects for the mid-sized and smaller vessel classes that are the focus of Global Ship Lease’s strategy. The supply/demand dynamics for those vessels continue to move in the direction of equilibrium, driven by record levels of vessel scrapping, an orderbook heavily skewed towards very large ships, and the continued growth of the non-mainlane trades most reliant upon our vessels. With our strong counterparties and limited exposure to the spot charter market in 2017, we are well positioned to continue generating significant cashflow, de-levering our balance sheet, and pursuing long-term value creation for our shareholders.”

SELECTED FINANCIAL DATA – UNAUDITED (thousands of U.S. dollars)

	Three months ended December 31, 2016	Three months ended December 31, 2015	Year ended December 31, 2016	Year ended December 31, 2015
Operating Revenues	41,426	44,029	166,523	164,919
Operating (Loss) Income	(44,902)	19,413	(20,480)	19,253
Net (Loss) Income (1)	(55,072)	6,246	(68,157)	(31,937)
Adjusted EBITDA (2)	28,578	30,348	114,747	108,812
Normalized Net Income (1)(2)	6,140	6,246	22,441	12,763

(1)	Net (loss) income and Normalized net income available to common shareholders
(2)	Adjusted EBITDA and Normalized net income are non-US Generally Accepted Accounting Principles (US GAAP) measures, as explained further in this press release, and are considered by Global Ship Lease to be useful measures of its performance. Reconciliations of such non-GAAP measures to the most directly comparable US GAAP measure are provided in this Earnings Release.

Operating Revenues and Utilization

The 18 vessel fleet generated operating revenues from fixed rate, mainly long-term time charters of $41.4 million in the three months ended December 31, 2016, down $2.6 million on operating revenues of $44.0 million for the comparative period in 2015, with the reduction due mainly to fewer ownership days following the sale of Ville d’Aquarius and Ville d’Orion in fourth quarter 2015 and the effect of the amendments to the charters of Marie Delmas and Kumasi, effective August 1, 2016 whereby the previous charter rate of $18,465 per day was reduced to $13,000 per day against the granting of options in our favor to extend the charters at $9,800 per day in three periods, potentially to end 2020. There were 1,656 ownership days in the quarter, down 6.0% from 1,761 in the comparable period in 2015. In the fourth quarter 2016, there was one day of unplanned offhire and 11 days of planned offhire from regulatory drydockings, giving an overall utilization of 99.3%. There were 1,761 ownership days in the fourth quarter 2015 and a total of 14 days off-hire, of which one was unplanned and 13 were for idle time, prior to the disposal of Ville d’Aquarius and Ville d’Orion, giving an overall utilization of 99.2%.

For the year ended December 31, 2016, operating revenues were $166.5 million, up $1.6 million or 1.0% on operating revenues of $164.9 million in the prior year, mainly due to the full year contribution of OOCL Qingdao, purchased March 11, 2015, and OOCL Ningbo, purchased September 17, 2015, offset by reduced revenue after the sale of Ville d’Aquarius and Ville d’Orion, the effect of the amendments to the charters of Marie Delmas and Kumasi and increased offhire from six scheduled drydockings in 2016, compared to only one in 2015.

The table below shows fleet utilization for the three months and years ended December 31, 2016 and 2015 and for the years ended December 31, 2014, 2013 and 2012.

	Three months ended		Year ended
Days	Dec 31, 2016	Dec 31, 2015	Dec 31, 2016	Dec 31, 2015	Dec 31, 2014	Dec 31, 2013	Dec 31, 2012
Ownership days	1,656	1,761	6,588	6,893	6,270	6,205	6,222
Planned offhire - scheduled drydock	(11)	0	(100)	(9)	(48)	(21)	(82)
Unplanned offhire	(1)	(1)	(3)	(7)	(12)	(7)	(16)
Idle time	0	(13)	0	(13)	(64)	0	0

Operating days	1,644	1,747	6,485	6,864	6,146	6,177	6,124

Utilization	99.3%	99.2%	98.4%	99.6%	98.0%	99.5%	98.4%

There were six regulatory drydockings in 2016, with only one vessel drydocked in the year ended December 31, 2015. A further five regulatory drydockings are due in 2017.

Vessel Operating Expenses

Vessel operating expenses, which include costs of crew, lubricating oil, spares and insurance, were $11.2 million for the three months ended December 31, 2016, compared to $12.2 million in the comparative period. The absolute reduction is due to fewer ownership days following the disposals of Ville d’Aquarius and Ville d’Orion. The average cost per ownership day in the quarter was $6,771, compared to $6,957 for the comparative period, down $186 per day or 2.7%. The reduction is primarily attributable to reduced crew costs and insurance costs on renewal, together with the elimination of the relatively high costs related to the operation of Ville d’Aquarius and Ville d’Orion, partly offset by costs incurred in drydockings that are expensed rather than capitalized.

For the year ended December 31, 2016, vessel operating expenses were $45.7 million, or an average of $6,936 per day, compared to $50.1 million in the comparative period or $7,269 per day. The $333, or 4.6%, reduction in vessel operating expenses per day is due mainly to reasons noted above.

Depreciation

Depreciation for the three months ended December 31, 2016 was $10.4 million, compared to $10.9 million in the fourth quarter 2015; the reduction is due to the reduced number of vessels in the fleet.

Depreciation for the year ended December 31, 2016 was $42.8 million, compared to $44.9 million in the prior year; the reduction again being due to the reduced number of vessels in the fleet.

Impairment

The Company’s accounting policies require that tangible fixed assets such as vessels are reviewed individually for impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable. We also undertake an impairment review at the end of the financial year.

The 2016 year-end impairment review gave rise to a non-cash charge recorded in the fourth quarter of $63.1 million, as the sum of the expected undiscounted future cash flows from four vessels over their estimated remaining useful lives is less than the carrying amounts. The impairment charge is equal to the amount by which the assets’ carrying amounts exceed their fair values. Fair value is assessed, on a vessel by vessel basis, as the net present value of estimated future cash flows, discounted by an appropriate discount rate.

There was no such impairment charge in fourth quarter 2015.

A non-cash impairment charge of $29.4 million was recognized in the three months ended September 30, 2016, following our agreement with CMA CGM to amend and extend the charters of the Marie Delmas and Kumasi.

Accordingly, the total non-cash impairment charge for the year ended December 31, 2016 was $92.4 million.

Following receipt of notices of re-delivery for Ville d’Aquarius and Ville d’Orion in fourth quarter 2015 and the Company’s assessment of the vessels’ re-chartering prospects, sales of the vessels were completed on November 5, and December 8, 2015 respectively, for total net proceeds of approximately $9.3 million. The vessels were written down as at September 30, 2015 by $44.7 million to their estimated net realizable value, including estimated selling costs.

General and Administrative Costs

General and administrative costs were $1.7 million in the three months ended December 31, 2016, compared to $1.6 million in the fourth quarter of 2015; the modest increase is due mainly to higher professional fees offset by a positive exchange effect from the stronger US dollar, as some general and administrative costs are denominated in sterling and euro.

For the year ended December 31, 2016, general and administrative costs were $6.3 million, compared to $6.5 million for 2015.

Other Operating Income

Other operating income in the three months ended December 31, 2016 was $41,000, compared to $164,000 in the fourth quarter 2015.

For the year ended December 31, 2016, other operating income was $0.2 million, compared to $0.5 million for the prior year.

Adjusted EBITDA

As a result of the above, Adjusted EBITDA was $28.6 million for the three months ended December 31, 2016, down from $30.3 million for the three months ended December 31, 2015.

Adjusted EBITDA for the year ended December 31, 2016 was $114.7 million, compared to $108.8 million for the prior year. The increase of 5.5% is due mainly to the effect of vessel acquisitions and the disposal of the Ville d’Aquarius and Ville d’Orion.

Interest Expense

Debt at December 31, 2016 comprised amounts outstanding on our 10% Notes, the revolving credit facility, which was drawn March 11, 2015, and the secured term loan, which was drawn September 10, 2015.

Interest expense for the three months ended December 31, 2016, was $9.5 million, down $3.0 million on the interest expense for the three months ended December 31, 2015 of $12.4 million. The reduction is mainly due to a $1.9 million gain on the open market purchases of $18.0 million principal amount of the Notes in November 2016 and reduced interest on the Notes following these repurchases and the repurchase by way of tender of $26.7 million principal amount of the Notes in March 2016, and the open market purchases of $4.2 million principal amount of the Notes in May 2016 and $5.0 million principal amount of the Notes in August 2016.

For the year ended December 31, 2016, interest expense was $44.8 million, down $3.4 million on interest expense of $48.2 million for the year ended December 31, 2015. The decrease is due to lower interest on the Notes following the tender offer and open market purchases and the $2.9 million gain realized on these, offset by the effect of drawing on the secured term loan in September 2015, $0.5 million premium paid in March 2016 in relation to the tender offer and accelerated write-off of the portion of deferred financing charges and the original issue discount attributable to Notes which were purchased and retired in the year.

Interest income for the three months ended December 31, 2016 was $59,000, up from $16,000 in the comparative period of 2015 due to higher cash balances. Interest income for the year ended December 31, 2016 was $198,000, compared to $62,000 in the comparative period.

Taxation

Taxation for the three months ended December 31, 2016 was a charge of $14,000, compared to a credit of $1,000 in the fourth quarter of 2015.

Taxation for the year ended December 31, 2016 was a charge of $46,000, compared to $38,000 for the prior year 2015.

Earnings Allocated to Preferred Shares

The Series B Preferred Shares carry a coupon of 8.75%, the cost of which for the three months ended December 31, 2016 was $0.8 million; the same as in the comparative period.

The cost in the year ended December 31, 2016 was $3.1 million; the same as in the comparative period.

Net (Loss)/Income Available to Common Shareholders and Normalized Net Income

Net loss for the three months ended December 31, 2016 was $55.1 million, after the $63.1 million non-cash impairment charge. For the three months ended December 31, 2015, net income was $6.2 million.

Normalized net income for the three months ended December 31, 2016, adjusting for the non-cash impairment charge, was $6.1 million, compared to $6.2 million in the comparative period.

Net loss was $68.2 million for the year ended December 31, 2016 after the $92.4 million non-cash impairment charge. Net loss was $31.9 million for the year ended December 31, 2015, after the $44.7 million non-cash impairment charge.

Normalized net income for the year ended December 31, 2016 was $22.4 million, before the impairment charge and was $12.8 million for the prior year, again before the impairment charge.

Fleet

The following table provides information about the on-the-water fleet of 18 vessels as at December 31, 2016. 15 vessels are chartered to CMA CGM and three are chartered to OOCL.

Vessel Name	Capacity in TEUs (1)	Year Built	Purchase by GSL	Remaining Charter Term (2) (years)	Earliest Charter Expiry Date	Daily Charter Rate $
CMA CGM Matisse	2,262	1999	Dec 2007	3.00	Sept 21, 2019	15,300
CMA CGM Utrillo	2,262	1999	Dec 2007	3.00	Sept 11, 2019	15,300
Delmas Keta	2,207	2003	Dec 2007	1.00	Sept 20, 2017	18,465
Julie Delmas	2,207	2002	Dec 2007	1.00	Sept 11, 2017	18,465
Kumasi (3)	2,207	2002	Dec 2007	1.00-4.00(3)	August 6, 2017(3)	13,000	(3)
Marie Delmas (3)	2,207	2002	Dec 2007	1.00-4.00(3)	July 31, 2017(3)	13,000	(3)
CMA CGM La Tour	2,272	2001	Dec 2007	3.00	Sept 20, 2019	15,300
CMA CGM Manet	2,272	2001	Dec 2007	3.00	Sept 7, 2019	15,300
CMA CGM Alcazar	5,089	2007	Jan 2008	4.00	Oct 18, 2020	33,750
CMA CGM Château d’If	5,089	2007	Jan 2008	4.00	Oct 11, 2020	33,750
CMA CGM Thalassa	11,040	2008	Dec 2008	9.00	Oct 1, 2025	47,200
CMA CGM Jamaica	4,298	2006	Dec 2008	6.00	Sept 17, 2022	25,350
CMA CGM Sambhar	4,045	2006	Dec 2008	6.00	Sept 16, 2022	25,350
CMA CGM America	4,045	2006	Dec 2008	6.00	Sept 19, 2022	25,350
CMA CGM Berlioz	6,621	2001	Aug 2009	4.75	May 28, 2021	34,000
OOCL Tianjin	8,063	2005	Oct 2014	1.00	Oct 28, 2017	34,500
OOCL Qingdao	8,063	2004	Mar 2015	1.25	Mar 11, 2018	34,500
OOCL Ningbo	8,063	2004	Sep 2015	1.75	Sep 17, 2018	34,500

(1)	Twenty-foot Equivalent Units.
(2)	As at December 31, 2016. Plus or minus 90 days, other than (i) OOCL Tianjin which is between October 28, 2017 and January 28, 2018, (ii) OOCL Qingdao which is between March 11, 2018 and June 11, 2018, and (iii) OOCL Ningbo which is between September 17, 2018 and December 17, 2018, all at charterer’s option.
(3)	The charters for Kumasi and Marie Delmas were amended in July 2016. The earliest possible re-delivery date is shown in the table. However, the Company may exercise three consecutive options to extend the charters, at $9,800 per day, which extend the earliest re-delivery date to October 2, 2020.

Conference Call and Webcast

Global Ship Lease will hold a conference call to discuss the Company’s results for the three months ended December 31, 2016 today, Tuesday March 7, 2017 at 10:30 a.m. Eastern Time. There are two ways to access the conference call:

(1)	Dial-in: (877) 445-2556 or (908) 982-4670; Passcode: 71587456 Please dial in at least 10 minutes prior to 10:30 a.m. Eastern Time to ensure a prompt start to the call.

(2)	Live Internet webcast and slide presentation: http://www.globalshiplease.com

If you are unable to participate at this time, a replay of the call will be available through Thursday, March 23, 2017 at (855) 859-2056 or (404) 537-3406. Enter the code 71587456 to access the audio replay. The webcast will also be archived on the Company’s website: http://www.globalshiplease.com.

Annual Report on Form 20F

The Company’s Annual Report for 2015 is on file with the Securities and Exchange Commission. A copy of the report can be found under the Investor Relations section (Annual Reports) of the Company’s website at http://www.globalshiplease.com    Shareholders may request a hard copy of the audited financial statements free of charge by contacting the Company at info@globalshiplease.com or by writing to Global Ship Lease, Inc, care of Global Ship Lease Services Limited, Portland House, Stag Place, London SW1E 5RS or by telephoning +44 (0) 207 869 8806.

About Global Ship Lease

Global Ship Lease is a containership charter owner. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under long-term, fixed rate charters to top tier container liner companies.

At December 31, 2016, Global Ship Lease owned 18 vessels with a total capacity of 82,312 TEU and an average age, weighted by TEU capacity of 12.0 years. All vessels are currently fixed on time charters, 15 with CMA CGM. The average remaining term of the charters is 3.9 years or 4.0 years on a weighted basis.

Reconciliation of Non-U.S. GAAP Financial Measures

A. Adjusted EBITDA

Adjusted EBITDA represents net income before interest income and expense including amortization of deferred finance costs, earnings allocated to preferred shares, income taxes, depreciation, amortization and impairment. Adjusted EBITDA is a non-US GAAP quantitative measure used to assist in the assessment of the Company’s ability to generate cash from its operations. We believe that the presentation of Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Adjusted EBITDA is not defined in US GAAP and should not be considered to be an alternate to Net income or any other financial metric required by such accounting principles. Our use of Adjusted EBITDA may vary from the use of similarly titled measures by others in our industry.

ADJUSTED EBITDA - UNAUDITED

(thousands of U.S. dollars)

		Three months ended Dec 31, 2016	Three months ended Dec 31, 2015	Year ended Dec 31, 2016	Year ended Dec 31, 2015
Net (loss) income available to common shareholders		(55,072)	6,246	(68,157)	(31,937)

Adjust:	Depreciation	10,415	10,935	42,805	44,859
	Impairment	63,065	—	92,422	44,700
	Interest income	(59)	(16)	(198)	(62)
	Interest expense	9,450	12,419	44,767	48,152
	Earnings allocated to preferred shares	765	765	3,062	3,062
	Income tax	14	(1)	46	38

Adjusted EBITDA		28,578	30,348	114,747	108,812

B. Normalized net income

Normalized net income represents net income adjusted for the premium paid on the tender offer for the Notes and the gain made on open market purchases of the Notes, together with the related accelerated amortization of deferred financing costs and original issue discount, and for impairment charges. Normalized net income is a non-GAAP quantitative measure which we believe will assist investors and analysts who often adjust reported net income for non-operating items that do not affect operating performance or operating cash generated. Normalized net income is not defined in US GAAP and should not be considered to be an alternate to net income or any other financial metric required by such accounting principles. Our use of Normalized net income may vary from the use of similarly titled measures by others in our industry.

NORMALIZED NET INCOME - UNAUDITED

(thousands of U.S. dollars)

		Three months ended Dec 31, 2016	Three months ended Dec 31, 2015	Year Ended Dec 31, 2016	Year ended Dec 31, 2015
Net (loss) available to common shareholders		(55,072)	6,246	(68,157)	(31,937)

Adjust:	Gain on purchase of notes	(1,938)	—	(2,865)	—
	Premium paid on tender offer for notes	—	—	533	—
	Accelerated write off of deferred financing charges related to notes purchase and tender offer	34	—	134	—
	Accelerated write off of original issue discount related to notes purchase and tender offer	51	—	374	—
	Impairment charge	63,065	—	92,422	44,700

Normalized net income		6,140	6,246	22,441	12,763

Safe Harbor Statement

This communication contains forward-looking statements. Forward-looking statements provide Global Ship Lease’s current expectations or forecasts of future events. Forward-looking statements include statements about Global Ship Lease’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and Global Ship Lease cannot assure you that these projections included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors.

The risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	expectations regarding the future growth of the container shipping industry, including the rates of annual demand and supply growth;

•	the financial condition of our charterers, particularly CMA CGM, our principal charterer and main source of operating revenue, and their ability to pay charterhire in accordance with the charters;

•	Global Ship Lease’s financial condition and liquidity, including its ability to obtain additional waivers which might be necessary under the existing credit facility or obtain additional financing to fund capital expenditures, vessel acquisitions and other general corporate purposes;

•	Global Ship Lease’s ability to meet its financial covenants and repay its credit facilities;

•	Global Ship Lease’s expectations relating to dividend payments and forecasts of its ability to make such payments including the availability of cash and the impact of constraints under its credit facility;

•	future acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking and survey requirements and insurance costs;

•	general market conditions and shipping industry trends, including charter rates and factors affecting supply and demand;

•	assumptions regarding interest rates and inflation;

•	changes in the rate of growth of global and various regional economies;

•	risks incidental to vessel operation, including piracy, discharge of pollutants and vessel accidents and damage including total or constructive total loss;

•	estimated future capital expenditures needed to preserve its capital base;

•	Global Ship Lease’s expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of its ships;

•	Global Ship Lease’s continued ability to enter into or renew long-term, fixed-rate charters;

•	the continued performance of existing long-term, fixed-rate time charters;

•	Global Ship Lease’s ability to capitalize on its management’s and board of directors’ relationships and reputations in the containership industry to its advantage;

•	changes in governmental and classification societies’ rules and regulations or actions taken by regulatory authorities;

•	expectations about the availability of insurance on commercially reasonable terms;

•	unanticipated changes in laws and regulations including taxation;

•	potential liability from future litigation.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Global Ship Lease’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in Global Ship Lease’s filings with the SEC. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Global Ship Lease undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Global Ship Lease describes in the reports it will file from time to time with the SEC after the date of this communication.

EXHIBIT II

GLOBAL SHIP LEASE, INC.

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS AND YEAR ENDED DECEMBER 31, 2016

Global Ship Lease, Inc.

Interim Unaudited Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

		December 31, 2016	December 31, 2015
	Note
Assets
Cash and cash equivalents		$54,243	$53,591
Accounts receivable		29	87
Due from related party	6	906	2,124
Prepaid expenses		1,146	1,101
Other receivables		52	118
Inventory		553	610

Total current assets		56,929	57,631

Vessels in operation	4	719,110	846,939
Other fixed assets		7	5
Intangible assets		16	39
Other long term assets	5	195	306

Total non-current assets		719,328	847,289

Total Assets		$776,257	$904,920

Liabilities and Stockholders’ Equity
Liabilities
Current portion of long term debt	5	$30,290	$35,160
Intangible liability – charter agreements		1,807	2,104
Deferred revenue		1,940	796
Accounts payable		963	622
Due to related party	6	1,315	1,256
Accrued expenses		11,664	13,694

Total current liabilities		47,979	53,632

Long term debt	5	389,583	442,913
Intangible liability – charter agreements		9,782	11,589
Deferred tax liability		20	20

Total long term liabilities		399,385	454,522

Total Liabilities		$447,364	$508,154

Commitments and contingencies	7	—	—
Stockholders’ Equity
Class A Common stock – authorized 214,000,000 shares with a $0.01 par value; 47,575,609 shares issued and outstanding (2015 – 47,541,484)	8	$476	$475
Class B Common stock – authorized 20,000,000 shares with a $0.01 par value; 7,405,956 shares issued and outstanding (2015 – 7,405,956)	8	74	74
Series B Preferred shares – authorized 16,100 shares with $0.01 par value; 14,000 shares issued and outstanding (2015 – 14,000)	8	—	—
Additional paid in capital		386,708	386,425
(Accumulated deficit) Retained earnings		(58,365)	9,792

Total Stockholders’ Equity		328,893	396,766

Total Liabilities and Stockholders’ Equity		$776,257	$904,920

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Income

(Expressed in thousands of U.S. dollars except share data)

		Three months ended December 31,		Year ended December 31,
		2016	2015	2016	2015
	Note
Operating Revenues
Time charter revenue		$9,444	$10,412	$37,567	$31,568
Time charter revenue – related party	6	31,982	33,617	128,956	133,351

		41,426	44,029	166,523	164,919

Operating Expenses
Vessel operating expenses		10,814	11,851	44,096	48,238
Vessel operating expenses – related party	6	400	400	1,599	1,866
Depreciation	4	10,415	10,935	42,805	44,859
Impairment of vessels	4	63,065	—	92,422	44,700
General and administrative		1,675	1,594	6,297	6,478
Other operating income		(41)	(164)	(216)	(475)

Total operating expenses		86,328	24,616	187,003	145,666

Operating (Loss) Income		(44,902)	19,413	(20,480)	19,253

Non Operating Income (Expense)
Interest income		59	16	198	62
Interest expense		(9,450)	(12,419)	(44,767)	(48,152)

(Loss) Income before Income Taxes		(54,293)	7,010	(65,049)	(28,837)

Income taxes		(14)	1	(46)	(38)

Net (Loss) Income		$(54,307)	$7,011	$(65,095)	$(28,875)

Earnings allocated to Series B Preferred Shares	8	(765)	(765)	(3,062)	(3,062)

Net (Loss) Income available to Common Shareholders		$(55,072)	$6,246	$(68,157)	$(31,937)

Earnings per Share
Weighted average number of Class A common shares outstanding
Basic (including RSUs without service conditions)	10	47,867,266	47,841,484	47,854,351	47,785,388
Diluted	10	47,867,266	47,841,484	47,854,351	47,785,388
Net (loss) income per Class A common share
Basic (including RSUs without service conditions)	10	$(1.15)	$0.13	$(1.42)	$(0.67)
Diluted	10	$(1.15)	$0.13	$(1.42)	$(0.67)
Weighted average number of Class B common shares outstanding Basic and diluted	10	7,405,956	7,405,956	7,405,956	7,405,956
Net income per Class B common share Basic and diluted	10	$0.00	$0.00	$0.00	$0.00

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

		Three months ended December 31,		Year ended December 31,
		2016	2015	2016	2015
	Note
Cash Flows from Operating Activities
Net income (loss)		$(54,307)	$7,011	$(65,095)	$(28,875)

Adjustments to Reconcile Net income (loss) to Net Cash Provided by Operating Activities
Depreciation	4	10,415	10,935	42,805	44,859
Vessel impairment	4	63,065	—	92,422	44,700
Gain on sale of vessels	4	—	(93)	—	(93)
Amortization of deferred financing costs	5	941	943	3,622	3,374
Amortization of original issue discount	5	402	346	1,651	1,178
Amortization of intangible liability		(515)	(530)	(2,104)	(2,119)
Share based compensation	9	83	—	283	75
Gain on repurchase of secured notes	5	(1,938)	—	(2,865)	—
Decrease (increase) in accounts receivable and other assets		681	(194)	219	1,517
Decrease (increase) in inventory		37	36	57	(160)
Increase (decrease) in accounts payable and other liabilities		9,330	9,798	(1,751)	(1,571)
Increase in unearned revenue		233	204	1,144	334
(Decrease) increase in related party balances	6	(699)	(428)	738	(868)
Unrealized foreign exchange loss (gain)		33	(6)	26	(14)

Net Cash Provided by Operating Activities		27,761	28,022	71,152	62,337

Cash Flows from Investing Activities
Cash paid for vessels		—	(168)	—	(108,187)
Net proceeds from sale of vessels		—	9,513	(254)	9,513
Cash paid for other assets		—	—	(6)	(3)
Cash paid for drydockings		(2,513)	—	(6,681)	(2,548)

Net Cash (Used in) Provided by Investing Activities		(2,513)	9,345	(6,941)	(101,225)

Cash Flows from Financing Activities
Repurchase of secured notes	5	(16,061)	—	(50,997)	(350)
Proceeds from drawdown of revolving credit facility	5	—	—	—	75,000
Deferred financing costs incurred	5	—	(162)	—	(971)
Repayment of credit facilities	5	(2,925)	(1,925)	(9,500)	(1,925)
Class A common shares – dividends paid	8	—	(4,754)	—	(9,508)
Series B Preferred Shares – dividends paid	8	(765)	(765)	(3,062)	(3,062)

Net Cash Used in Financing Activities		(19,751)	(7,606)	(63,559)	59,184

Net increase in Cash and Cash Equivalents		5,497	29,761	652	20,296
Cash and Cash Equivalents at Start of Period		48,746	23,830	53,591	33,295

Cash and Cash Equivalents at End of Period		$54,243	$53,591	$54,243	$53,591

Supplemental information
Total interest paid		$881	$634	$43,134	$43,103

Income tax paid		$13	$15	$50	$69

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Changes in Stockholders’ Equity

(Expressed in thousands of U.S. dollars except share data)

	Number of Common Stock at $0.01 Par value	Number of Series B Preferred Shares at $0.01 Par value	Common Stock	Series B Preferred Shares	Additional Paid in Capital	Retained Earnings / Accumulated Deficit	Stockholders’ Equity
Balance at January 1, 2015	54,947,440	14,000	$549	$—	$386,350	$51,237	$438,136
Restricted Stock Units (note 9)	—	—	—	—	75	—	75
Net loss for the period	—	—	—	—	—	(28,875)	(28,875)
Dividends on Class A common shares (note 8)	—	—	—	—	—	(9,508)	(9,508)
Series B Preferred Shares dividend (note 8)	—	—	—	—	—	(3,062)	(3,062)

Balance at December 31, 2015	54,947,440	14,000	$549	$—	$386,425	$9,792	$396,766
Restricted Stock Units (note 9)	—	—	—	—	283	—	283
Class A common shares issued (note 8)	34,125	—	1	—	—	—	1
Net loss for the period	—	—	—	—	—	(65,095)	(65,095)
Series B Preferred Shares dividend (note 8)	—	—	—	—	—	(3,062)	(3,062)

Balance at December 31, 2016	54,981,565	14,000	$550	$—	$386,708	$(58,365)	$328,893

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements

(Expressed in thousands of U.S. dollars)

1.	General

On August 14, 2008, Global Ship Lease, Inc. (the “Company” or “GSL”) merged indirectly with Marathon Acquisition Corp. (“Marathon”), a company then listed on The American Stock Exchange. Following the merger, the Company became listed on the New York Stock Exchange on August 15, 2008.

2.	Nature of Operations and Basis of Preparation

(a)	Nature of Operations

The Global Ship Lease group owns and charters out containerships. As of December 31, 2016, the group owned 18 vessels; 15 were time chartered to CMA CGM and three to Orient Overseas Container Lines with remaining charter periods ranging from 1.00 to 9.00 years.

The following table provides information about the 18 vessels owned as at December 31, 2016:

Vessel Name	Capacity in TEUs (1)	Year Built	Purchase Date by GSL	Charterer	Charter Remaining Duration (years) (2)	Daily Charter Rate
CMA CGM Matisse	2,262	1999	December 2007	CMA CGM	3.00	$15.300
CMA CGM Utrillo	2,262	1999	December 2007	CMA CGM	3.00	$15.300
Delmas Keta	2,207	2003	December 2007	CMA CGM	1.00	$18.465
Julie Delmas	2,207	2002	December 2007	CMA CGM	1.00	$18.465
Kumasi (3)	2,207	2002	December 2007	CMA CGM	4.00	$13.000
Marie Delmas (3)	2,207	2002	December 2007	CMA CGM	4.00	$13.000
CMA CGM La Tour	2,272	2001	December 2007	CMA CGM	3.00	$15.300
CMA CGM Manet	2,272	2001	December 2007	CMA CGM	3.00	$15.300
CMA CGM Alcazar	5,089	2007	January 2008	CMA CGM	4.00	$33.750
CMA CGM Château d’lf	5,089	2007	January 2008	CMA CGM	4.00	$33.750
CMA CGM Thalassa	11,040	2008	December 2008	CMA CGM	9.00	$47.200
CMA CGM Jamaica	4,298	2006	December 2008	CMA CGM	6.00	$25.350
CMA CGM Sambhar	4,045	2006	December 2008	CMA CGM	6.00	$25.350
CMA CGM America	4,045	2006	December 2008	CMA CGM	6.00	$25.350
CMA CGM Berlioz	6,621	2001	August 2009	CMA CGM	4.75	$34.000
OOCL Tianjin	8,063	2005	October 2014	OOCL	1.00	$34.500
OOCL Qingdao	8,063	2004	March 2015	OOCL	1.25	$34.500
OOCL Ningbo	8,063	2004	September 2015	OOCL	1.75	$34.500

(1)	Twenty-foot Equivalent Units.
(2)	Plus or minus 90 days, other than (i) OOCL Tianjin which is between October 28, 2017 and January 28, 2018, (ii) OOCL Qingdao which is between March 11, 2018 and June 11, 2018, and (iii) OOCL Ningbo which is between September 17, 2018 and December 17, 2018, all at charterer’s option.
(3)	The charters on these two vessels were amended in July 2016 to provide for a revised charter rate of $13,000 per day with effect from August 1, 2016 until September 14, 2017 for Marie Delmas and September 21, 2017 for Kumasi, and to provide for three option periods, all at the Company’s option, at a charter rate of $9,800 per day. The option periods are (i) September 15 or 22, 2017 for Marie Delmas and Kumasi respectively to December 31, 2018, (ii) January 1, 2019 to December 31, 2019 and (iii) January 1, 2020 to December 31, 2020.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

2.	Nature of Operations and Basis of Preparation (continued)

(b)	Basis of Preparation

Counterparty risk

The majority of the Company’s revenues are derived from charters to CMA CGM. The Company is consequently highly dependent on the performance by CMA CGM of its obligations under these charters. The container shipping industry is volatile and has been experiencing a sustained cyclical downturn. Many container shipping companies have reported financial losses.

If CMA CGM ceases doing business or fails to perform its obligations under the charters, the Company’s business, financial position and results of operations would be materially adversely affected as it is probable that, even if the Company was able to find replacement charters, such replacement charters would be at significantly lower daily rates and shorter durations. If such events occur, there would be significant uncertainty about the Company’s ability to continue as a going concern.

These consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, nor to the amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

3.	Accounting Policies and Disclosure

The accompanying financial information is unaudited and reflects all adjustments, consisting solely of normal recurring adjustments, which, in the opinion of management, are necessary for a fair statement of financial position and results of operations for the interim periods presented. The financial information does not include all disclosures required under United States Generally Accepted Accounting Principles (“US GAAP”) for annual financial statements. These interim unaudited consolidated financial statements should be read in conjunction with the Company’s financial statements as of December 31, 2015 filed with the Securities and Exchange Commission on April 15, 2016 in the Company’s Annual Report on Form 20-F.

Impairment testing

Due to continuing poor industry conditions, impairment tests were performed on a vessel by vessel basis as at December 31, 2016 and December 31, 2015. Based on the assumptions made, an impairment charge on four vessels, totalling $63,065, has been recognised in the financial statements for the three months ended 31 December 2016. No impairment was recognised after the impairment tests performed as at December 31, 2015, as, based on the assumptions made, the expected undiscounted future cash flows exceeded the vessels’ carrying amounts.

The agreement to amend the charters on two of the Company’s vessels in July 2016 (see note 2(a)) was seen as an indicator of potential impairment of their carrying value. Accordingly, an impairment test was performed for these two vessels as at July 31, 2016, giving rise to an impairment charge of $29,357.

The redelivery and potential sale of two of the Company’s vessels in late 2015 (see note 4) was seen as an indicator of potential impairment of their carrying value. Accordingly, an impairment test, based on the fair value less estimated costs to sell, was performed for these two vessels as at September 30, 2015 which lead to an impairment charge of $44,700 being recognised.

The assumptions used involve a considerable degree of estimation. Actual conditions may differ significantly from the assumptions and thus actual cash flows may be significantly different to those expected with a material effect on the recoverability of each vessel’s carrying amount. The most significant assumptions made for the determination of expected cash flows are (i) charter rates on expiry of existing charters, which are based on forecast charter rates, where relevant, for the four years from the date of the test and a reversion to the historical mean for each vessel thereafter (ii) off-hire days, which are based on actual off-hire statistics for the Company’s fleet (iii) operating costs, based on current levels escalated over time based on long term trends (iv) dry docking frequency, duration and cost and (v) estimated useful life which is assessed as a total of 30 years. In the case of an indication of impairment, the results of a recoverability test would also be sensitive to the discount rate applied.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

3.	Accounting Policies and Disclosure (continued)

Revenue recognition

If a time charter contains one or more consecutive option periods, then subject to the options being exercisable solely by the Company, the time charter revenue will be recognized on a straight-line basis over the total remaining life of the time charter, including any options which are more likely than not to be exercised. Any difference between the charter rate invoiced and the time charter revenue recognized is classified as, or released from, deferred revenue within the Consolidated Balance Sheets.

Recently issued accounting standards

The Company has adopted the new Going Concern standard under ASU 2014-15.

Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if currently adopted, would have a material impact on the interim unaudited consolidated financial statements of the Company.

4.	Vessels in Operation, less Accumulated Depreciation

	December 31, 2016	December 31, 2015
Cost	$1,095,275	$1,095,245
Accumulated depreciation	(283,743)	(248,306)
Vessel impairment	(92,422)	—

Net book value	$719,110	$846,939

Due to continuing poor industry conditions, impairment tests were performed on a vessel by vessel basis as at December 31, 2016 (see note 3), which resulted in an impairment charge on four vessels, totalling $63,065, being recognised in the three months ended December 31, 2016.

Impairment tests were performed on two of the group’s vessels as at July 31, 2016, following amendments to the terms of their charters (see note 3), which resulted in an impairment charge of $29,357 being recognised in the three months ended September 30, 2016.

Ville d’Aquarius and Ville d’Orion were redelivered at the end of their charters during the fourth quarter of 2015 and the sales of the vessels were agreed and completed in November 2015 and December 2015, respectively. The vessels were impaired as at September 30, 2015, by $22,203 and $22,497 respectively, to their fair value less estimated costs to sell.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

5.	Long-Term Debt

	December 31, 2016	December 31, 2015
2019 Notes	$420,000	$420,000
Less repurchase of Notes (note 5(a))	(54,212)	(350)
Less original issue discount	(6,300)	(6,300)
Amortization of original issue discount	3,910	2,259

2019 Notes (note 5(a))	363,398	415,609
Revolving Credit Facility (note 5(b))	39,200	40,000
Secured Term Loan (note 5(c))	24,375	33,075
Less: Deferred financing costs (note 5(e))	(7,100)	(10,611)

Balance	419,873	478,073
Less: Current portion of 2019 Notes (note 5(a))	(18,765)	(26,660)
Less: Current portion of Revolving Credit Facility (note 5(b))	—	(800)
Less: Current portion of Secured Term Loan (note 5(c))	(11,525)	(7,700)

Non-current portion of Long-Term Debt	$389,583	$442,913

a)	10.0% First Priority Secured Notes Due 2019

On March 19, 2014 the Company completed the sale of $420,000 of 10.0% First Priority Secured Notes which mature on April 1, 2019. Proceeds after the deduction of the original issue discount, but before expenses, amounted to $413,700.

Interest on the 2019 Notes is payable semi-annually on April 1 and October 1 of each year, commencing on October 1, 2014. As at December 31, 2016 the 2019 Notes were secured by first priority ship mortgages on 16 of the Company’s 18 vessels (the “Mortgaged Vessels”) and by assignments of earnings and insurances, a pledge over certain bank accounts, as well as share pledges over each subsidiary owning a Mortgaged Vessel. In addition, the 2019 Notes are fully and unconditionally guaranteed, jointly and severally, by the Company’s 18 vessel owning subsidiaries and Global Ship Lease Services Limited.

The original issue discount is being amortised on an effective interest rate basis over the life of the 2019 Notes.

Under the terms of the 2019 Notes the Company is required within 120 days following the end of each financial year, in which the Company has at least $1,000 of Excess Cash Flow, as defined, to offer to purchase up to a maximum offer amount of $20,000, such amount being the aggregate of 102% of the principal amount plus any accrued and unpaid interest thereon, up to, but not including, the purchase date. The first such offer, for 2014, in the maximum amount of $20,000, was launched on April 21, 2015. At the close of this offer, $350 nominal amount of 2019 Notes was tendered and accepted.

Following the sale of two vessels (see note 4) secured to the 2019 Notes in November and December 2015, the Company was required to offer the net sale proceeds, less a proportion to be used to repay part of the associated Revolving Credit Facility (see note 5(c)), to Noteholders (“Collateral Sale Offer”) within 90 days of receipt of the sale proceeds. The terms of the Collateral Sale Offer are the same as those of the annual Excess Cash Flow Offer. Consequently, on February 2, 2016, the Company launched a combined Excess Cash Flow Offer for 2015 and the Collateral Sale Offer in an aggregate amount of $28,417 (“Maximum Offer Amount”), at a purchase price of 102% of the aggregate principal amount plus any accrued and unpaid interest thereon, up to, but not including, the purchase date. At the close of this offer, the nominal amount of 2019 Notes tendered exceeded the Maximum Offer Amount and $26,662 were accepted on a pro rata basis.

In May, August and November, 2016, the Company purchased $4,200, $5,000 and $18,000 of Notes respectively, in the open market. This gave rise to gains of $452, $475 and $1,938, which are included within Interest Expense in the Consolidated Statements of Income. These Notes were subsequently cancelled.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

5.	Long-Term Debt (continued)

b)	Revolving Credit Facility

On March 19, 2014, and in connection with the 2019 Notes, the Company entered into a $40,000 senior secured revolving credit facility with Citibank N.A. (the “Revolving Credit Facility”). This facility matures on October 1, 2018. The interest rate under the facility is USD LIBOR plus a margin of 3.25% and is payable at least quarterly. A commitment fee of 1.30% per annum is due quarterly on undrawn amounts.

The collateral provided to the 2019 Notes also secures on a first priority basis the Revolving Credit Facility. Up to and including December 31, 2015, the Company was required to have had a minimum cash balance of $15,000 on each test date, being June 30 and December 31 in each year. After this date, the minimum cash balance on each test date increased to $20,000.

Amounts outstanding under this facility can be prepaid without penalty, other than breakage costs in certain circumstances. During the quarter ended March 31, 2015, $40,000 was drawn down under the Revolving Credit Facility to assist with the purchase of OOCL Qingdao on March 11, 2015. Following the sale of two secured vessels (see note 4) in November and December 2015, $800 of the net sale proceeds was applied to reduce amounts outstanding under the facility.

c)	Secured Term Loan

On July 29, 2015, the Company entered into a $35,000 secured term loan with DVB Bank SE (the “Secured Term Loan”). This facility matures five years after drawdown, with early repayment, inter alia, if the 2019 Notes are not refinanced by November 30, 2018, or if the secured vessel ceases to be employed on a charter for a period in excess of 90 days. The interest rate under the loan is USD LIBOR plus a margin of 2.75%, until November 30, 2018 and 3.25% thereafter, and is payable at least quarterly.

The Secured Term Loan is secured by a first priority ship mortgage on OOCL Tianjin and by assignment of earnings and insurances for the same vessel.

The Secured Term Loan is repayable in 20 equal quarterly instalments, commencing three months after drawdown. $35,000 was drawn down under the Secured Term Loan on September 10, 2015. The loan agreement requires an additional $1,400 to be repaid over eight equal quarterly instalments to provide a reserve for potential enhancement expenditure on the secured vessel ahead of the expiry of the initial charter to OOCL. These additional instalments reduce the debt balance and can be redrawn to fund the enhancement work, or utilized to permanently reduce the quarterly instalments for the remainder of the term of the loan if no such work is required.

The Secured Term Loan has the same Cash Balance financial covenant as that in the Revolving Credit Facility. In addition, there is a minimum Shareholders Equity covenant of $200,000, also to be tested semi-annually on June 30 and December 31. The Secured Term Loan was amended on November 30, 2016 to exclude from the definition of Shareholders Equity the effect of any impairment charges recognised after July 1, 2016. The amendment also provided for accelerated amortization totalling $5.0 million to be paid equally in five quarterly instalments, commencing fourth quarter 2016. Repayments from March 2018 are to be reduced pro rata for the accelerated amortization.

d)	Repayment Schedule

Based on scheduled and estimated repayments from January 1, 2017 the long term debt will be reduced in each of the relevant periods as follows:

Year ending December 31,
2017	$30,290
2018	62,638
2019	332,930
2020	3,505
Less: amortization of original issue discount	(2,390)
Less: amortization of deferred financing costs	(7,100)

$419,873

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

5.	Long-Term Debt (continued)

e)	Deferred Financing Costs

	December 31, 2016	December 31, 2015
Opening balance	$10,611	$12,913
Expenditure in the period	—	971
Amortization included within interest expense	(3,511)	(3,273)

Closing balance	$7,100	$10,611

The Company incurred costs during 2015 in relation to the drawdown of the Revolving Credit Facility (see note 5(b)) amounting to $370 and in relation to the drawdown of the Secured Term Loan (see note 5(c)) amounting to $601, which have been deferred.

Deferred financing costs are amortized on an effective interest rate basis over the life of the financings for which they were incurred.

The Company has adopted the accounting standards update issued by FASB in April 2015 “Interest – Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs”. Effective December 31, 2015, debt issuance costs, other than the up-front arrangement fee for the Revolving Credit Facility, related to our recognized debt liabilities are presented as a direct deduction from the carrying amount of that debt. The arrangement fee for the Revolving Credit Facility is presented as Other Long Term Assets.

6.	Related Party Transactions

CMA CGM is presented as a related party as it was, until the merger referred to in note 1, the parent company of Global Ship Lease, Inc. and at December 31, 2016 is a significant shareholder of the Company, owning Class A and Class B common shares representing a 44.4% voting interest in the Company.

Amounts due to and from CMA CGM companies are shown in the Consolidated Balance Sheets. The current account balances at December 31, 2016 and 2015 relate to amounts payable to or recoverable from CMA CGM group companies. The majority of the Company’s charter arrangements are with CMA CGM and one of its subsidiaries provides the Company with ship management services on the majority of its vessels.

Time Charter Agreements

The majority of the Company’s time charter arrangements are with CMA CGM. Under these time charters, hire is payable in advance and the daily rate is fixed for the duration of the charter. The charters are for remaining periods as at December 31, 2016 of between 1.00 and 9.00 years (see note 2(a)). Of the $638,530 maximum contracted future charter hire receivable (including all periods at the Company’s option) for the fleet set out in note 7, $586,849 relates to the 15 vessels that were chartered to CMA CGM as at December 31, 2016. Revenues generated from charters to CMA CGM are shown separately in the Consolidated Statements of Income.

Ship Management Agreements

At December 31, 2016, the Company outsourced day to day technical management of 13 of its vessels to CMA Ships Limited (“CMA Ships”), a wholly owned subsidiary of CMA CGM. The Company pays CMA Ships an annual management fee of $123 per vessel (2015: $123) and reimburses costs incurred by CMA Ships on its behalf, mainly being for the provision of crew, lubricating oils and routine maintenance. Such reimbursement is subject to a cap per day per vessel, depending on the vessel. The impact of the cap is determined annually on a vessel by vessel basis for so long as the initial charter remains in place; no claims have been made under the cap agreement. Ship management fees related to CMA Ships are shown separately in the Consolidated Statements of Income.

Except for transactions with CMA CGM companies, the Company did not enter into any other related party transactions.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

7.	Commitments and Contingencies

Charter Hire Receivable

The Company has entered into time charters for its vessels. The charter hire is fixed for the duration of the charter. The maximum contracted annual future charter hire receivable (not allowing for any offhire and assuming expiry at the mid-point between the earliest and latest possible end dates) for the 18 vessels as at December 31, 2016, and assuming the options included in the charters for Kumasi and Marie Delmas are exercised, is as follows:

Year ending December 31,
2017	163,201
2018	126,050
2019	110,439
2020	89,432
2021	53,917
Thereafter	95,491

$638,530

8.	Share Capital

At December 31, 2016 the Company had two classes of common shares. The rights of holders of Class B common shares are identical to those of holders of Class A common shares, except that the dividend rights of holders of Class B common shares are subordinated to those of holders of Class A common shares. Dividends, when declared, must be paid as follows:

•	firstly, to all Class A common shares at the applicable rate for the quarter;

•	secondly, to all Class A common shares until they have received payment for all preceding quarters at the rate of $0.23 per share per quarter;

•	thirdly, to all Class B common shares at the applicable rate for the quarter;

•	then, to all Class A and B common shares as if they were a single class.

The Class B common shares remain subordinated until the Company has paid a dividend at least equal to $0.23 per quarter per share on both the Class A and Class B common shares for the immediately preceding four-quarter period. Due to the requirements described above, Class B common shares cannot receive any dividend until all Class A common shares have received dividends representing $0.23 per share per quarter for all preceding quarters. Should the notional arrearages of dividend on the Class A common shares be made up and a dividend at the rate of $0.23 per share be paid for four consecutive quarters, the Class B common shares convert to Class A common shares on a one-for-one basis. Also, each Class B common share will convert into a Class A common share on a change of control of the Company.

A dividend of $0.10 per Class A common share was paid on August 24, 2015 and on November 24, 2015. Prior to these, the last quarter for which a dividend was paid was the fourth quarter 2008 at $0.23 per Class A common share.

Restricted stock units have been granted periodically to the Directors and management, under the Company’s 2008 Equity Incentive Plan, as part of their compensation arrangements (see note 9). On August 28, 2015, the Company adopted the 2015 Equity Incentive Plan. The 2008 Equity Incentive Plan was closed. The 2015 Plan permits a maximum issuance of 1,500,000 shares. On March 31, June 30, September 30 and December 30, 2016, 8,529, 8,534, 8,534 and 8,528 shares respectively, were issued under the 2015 Plan, representing 20% of directors’ base fee for the quarters ended March 31, June 30, September 30, and December 31, 2016. The number of shares to be issued was determined on the basis of a notional value per share of $4.00 rather than market values.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

8.	Share Capital (continued)

On August 20, 2014, the Company issued 1,400,000 depositary shares, each of which represents 1/100th of one share of the Company’s 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares (the “Series B Preferred Shares”). Dividends are payable at 8.75% per annum in arrears on a quarterly basis. At any time after August 20, 2019 (or within 180 days after the occurrence of a fundamental change), the Series B Preferred Shares may be redeemed, at the discretion of the Company, in whole or in part, at a redemption price of $2,500.00 per share (equivalent to $25.00 per depositary share). The net proceeds from the offering were $33,497. These shares are classified as Equity in the Consolidated Balance Sheets. The dividends payable on the Series B Preferred Shares are presented as a reduction of Retained Earnings in the Consolidated Statements of Equity, when and if declared by the Board of Directors. An initial dividend was declared on September 22, 2014 for the third quarter 2014. Subsequent quarterly dividends have been declared, the last of which was on December 9, 2016 for the fourth quarter 2016.

9.	Share-Based Compensation

Share based awards since January 1, 2015, are summarized as follows:

	Restricted Stock Units
	Number of Units	Weighted Average Fair Value on Grant Date	Actual Fair Value on Vesting Date
Unvested as at January 1, 2015	300,000	$3.25	n/a
Vested in 2015	—	—	—

Unvested as at December 31, 2015	300,000	$3.25	n/a
Granted March 3, 2016	200,000	$1.18	—

Unvested as at December 31, 2016	500,000	$2.42	n/a

Using the graded vesting method of expensing the restricted stock unit grants, the calculated weighted average fair value of the stock units is recognized as compensation cost in the Consolidated Statements of Income over the vesting period. During the three months and year ended December 31, 2016, the Company recognized a total of $83 (2015: $ nil) and $283 (2015: $75) share based compensation cost. As at December 31, 2016, there was no unrecognized compensation cost relating to the above share based awards (December 31, 2015: $ nil).

Restricted stock units granted to four members of management on September 2, 2011 were to vest over two years; half during September and October 2012 and the remaining half during September and October 2013. In March 2012, these grants were amended and restated to provide that vesting would occur only when the individual leaves employment, for whatever reason, provided that this was after September 30, 2012 in respect of half of the grant and after September 30, 2013 for the other half of the grant. Restricted stock units granted to management on March 13, 2012 are expected to vest when the individual leaves employment, provided that this is after September 30, 2014 and is not as a result of resignation or termination for cause. Restricted stock units granted to management on March 7, 2013 are expected to vest when the individual leaves employment, provided that this is after September 30, 2015 and is not as a result of resignation or termination for cause.

On August 28, 2015, the Company adopted the 2015 Equity Incentive Plan which allows the Board of Directors to grant employees, consultants and directors of the Company and its subsidiaries, options, stock appreciation rights, stock grants, stock units and dividend equivalents on substantially the same terms as the 2008 Plan, which was closed for further awards. The 2015 Plan permits a maximum issuance of 1,500,000 shares.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

9.	Share-Based Compensation (continued)

Under the 2015 Plan, restricted stock units granted to four members of management on March 3, 2016 were divided into two tranches. The first tranche (100,000 restricted stock units)) will vest when the individual leaves employment, provided that this is after December 31, 2016 and is not for cause. The second tranche (100,000 restricted stock units) also vests after December 31, 2016 on the same terms, but, in addition, only if and when the stock price has been at or above $5.00 for 20 consecutive trading days and provided that this has occurred before December 31, 2019.

During the year ended December 31, 2016, 34,125 shares were issued under the 2015 Plan, representing 20% of directors’ base fee for 2016. The number of shares to be issued was determined on the basis of a notional value per share of $4.00 rather than market values.

10.	Earnings per Share

Basic earnings per common share is presented under the two-class method and is computed by dividing the earnings applicable to common stockholders by the weighted average number of common shares outstanding for the period.

Under the two class method, net income available to common stockholders, if any, is first reduced by the amount of dividends declared in respect of common shares for the current period, if any, and the remaining earnings are allocated to common shares and participating securities to the extent that each security can share the earnings assuming all earnings for the period are distributed. The Class B common shareholders’ dividend rights are subordinated to those of holders of Class A common shares (see note 8). Net income for the relevant period is allocated based on the contractual rights of each class of security and as there was insufficient net income to allow any dividend on the Class B common shares no earnings were allocated to Class B common shares.

Losses are only allocated to participating securities in a period of net loss if, based on the contractual terms, the relevant common shareholders have an obligation to participate in such losses. No such obligation exists for Class B common shareholders and, accordingly, losses would only be allocated to the Class A common shareholders.

At December 31, 2016, there were 500,000 restricted stock units granted and unvested as part of management’s equity incentive plan. As of December 31, 2016 only Class A and B common shares are participating securities.

For the three months and years ended December 31, 2016 and December 31, 2015, the diluted weighted average number of Class A common shares outstanding is the same as the basic weighted average number of shares outstanding. The diluted weighted average number of shares excludes the outstanding restricted stock units as these would have had an antidilutive effect.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except per share data)

10.	Earnings per Share (continued)

(In thousands, except share data)	Three months ended December 31,		Year ended December 31,
	2016	2015	2016	2015
Class A common shares
Basic weighted average number of common shares outstanding (B)	47,567,266	47,541,484	47,554,351	47,541,484
Weighted average number of RSUs without service conditions (note 9) (B)	300,000	300,000	300,000	243,904
Dilutive effect of share-based awards	—	—	—	—

Common shares and common share equivalents (F)	47,867,266	47,841,484	47,854,351	47,785,388

Class B common shares
Basic weighted average number of common shares outstanding (D)	7,405,956	7,405,956	7,405,956	7,405,956
Dilutive effect of share-based incentive awards	—	—	—	—

Common shares (H)	7,405,956	7,405,956	7,405,956	7,405,956

Basic Earnings per Share
Net (loss) income available to common shareholders	$(55,072)	$6,246	$(68,157)	$(31,937)

Available to:
- Class A shareholders for period	$(55,072)	$6,246	$(68,157)	$(31,937)
- Class A shareholders for arrears	—	—	—	—
- Class B shareholders for period	—	—	—	—
- allocate pro-rata between Class A and B	—	—	—	—

Net (loss) income available for Class A (A)	$(55,072)	$6,246	$(68,157)	$(31,937)
Net income (loss) available for Class B (C)	—	—	—	—

Basic Earnings per share:
Class A (A/B)	$(1.15)	$0.13	$(1.42)	$(0.67)
Class B (C/D)	—	—	—	—

Diluted Earnings per Share
Net (loss) income available to common shareholders	$(55,072)	$6,246	$(68,157)	$(31,937)

Available to:
- Class A shareholders for period	$(55,072)	$6,246	$(68,157)	$(31,937)
- Class A shareholders for arrears	—	—	—	—
- Class B shareholders for period	—	—	—	—
- allocate pro rata between Class A and B	—	—	—	—

Net (loss) income available for Class A (E)	$(55,072)	$6,246	$(68,157)	$(31,937)
Net income (loss) available for Class B (G)	—	—	—	—

Diluted Earnings per share:
Class A (E/F)	$(1.15)	$0.13	$(1.42)	$(0.67)
Class B (G/H)	—	—	—	—

11.	Subsequent Events

There are no subsequent events other than those disclosed elsewhere in the consolidated financial statements.